                                          Filed pursuant to Rule 424(b)(2)
                                          File No. 333-32521
PROSPECTUS SUPPLEMENT
(To Prospectus dated August 6, 1997)

                                  $250,000,000

                                     [LOGO]

                       UNITED STATES CELLULAR CORPORATION

                        7 1/4% NOTES DUE AUGUST 15, 2007
                                ----------------

    The 7 1/4% Notes due August 15, 2007 (the "Notes") of United States Cellular Corporation, a Delaware corporation (the "Company"), mature on August 15, 2007. Interest on the Notes is payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1998. The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after August 15, 2004, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest thereon, if any, to the date of redemption. See "Certain Terms of the Notes."

    The Notes will be represented by Global Notes registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary (the "Depositary"). Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                  PRICE TO             UNDERWRITING            PROCEEDS TO
                                                 PUBLIC (1)            DISCOUNT (2)          COMPANY (1)(3)
Per Note..................................         99.444%                 .65%                  98.794%
Total.....................................      $248,610,000            $1,625,000            $246,985,000

(1) Plus accrued interest, if any, from August 26, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $375,000.

                            ------------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject any orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of the Depositary on or about August 26, 1997.
                            ------------------------

MERRILL LYNCH & CO.
                 CREDIT SUISSE FIRST BOSTON
                                   SALOMON BROTHERS INC

                            ------------------------

           The date of this Prospectus Supplement is August 21, 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    UNLESS THE CONTEXT INDICATES OTHERWISE: (I) REFERENCES TO THE "COMPANY" REFER TO UNITED STATES CELLULAR CORPORATION AND ITS SUBSIDIARIES; (II) REFERENCES TO "TDS" REFER TO TELEPHONE AND DATA SYSTEMS, INC. AND ITS SUBSIDIARIES; (III) REFERENCES TO "MSA" OR TO A PARTICULAR CITY REFER TO THE METROPOLITAN STATISTICAL AREA, AS DESIGNATED BY THE U.S. OFFICE OF MANAGEMENT AND BUDGET AND USED BY THE FEDERAL COMMUNICATIONS COMMISSION ("FCC") IN DESIGNATING METROPOLITAN CELLULAR MARKET AREAS; (IV) REFERENCES TO "RSA" REFER TO THE RURAL SERVICE AREA, AS USED BY THE FCC IN DESIGNATING NON-MSA CELLULAR MARKET AREAS; (V) REFERENCES TO CELLULAR "MARKETS" OR "SYSTEMS" REFER TO MSAS, RSAS OR BOTH; (VI) REFERENCES TO "POPULATION EQUIVALENTS" MEAN THE POPULATION OF A MARKET, BASED ON DONNELLEY MARKETING SERVICE ESTIMATES FOR 1996 OR FOR SUCH OTHER YEAR AS INDICATED HEREIN, MULTIPLIED BY THE PERCENTAGE INTERESTS THAT THE COMPANY OWNS OR HAS THE RIGHT TO ACQUIRE IN AN ENTITY LICENSED, DESIGNATED TO RECEIVE A LICENSE OR EXPECTED TO RECEIVE A CONSTRUCTION PERMIT ("LICENSEE") FROM THE FCC TO CONSTRUCT OR OPERATE A CELLULAR SYSTEM IN SUCH MARKET.

                                  THE COMPANY

    United States Cellular Corporation and its subsidiaries own, operate and invest in cellular telephone systems throughout the United States. The Company is the eighth largest cellular telephone company in the United States, based on the aggregate number of population equivalents it owns, which totaled 25.2 million as of June 30, 1997. Since beginning operations in 1985, the Company has expanded its cellular networks and customer service operations to include 132 majority-owned and managed ("consolidated") markets as of June 30, 1997. The Company's consolidated markets served 1,263,000 customers at that date, which represents a penetration rate of 5.78% of the total consolidated markets' population of 21.8 million. The Company's 141 managed markets, which include the 132 consolidated markets, are operated as nine market clusters. Each of these clusters has a total population of more than one million, and five of the clusters each have a population of more than two million.

    The Company has developed its clusters of operations over a period of several years, primarily through acquisitions and exchanges for controlling interests in cellular markets. During the first quarter of 1997, the Company announced an exchange of markets with BellSouth Corporation ("BellSouth"), which will significantly increase the size of the Company's operations in Wisconsin and Illinois. The Company expects the transaction, which is subject to certain conditions and various regulatory and other approvals, to be completed by the end of 1997.

    The Company's objective is to position itself as the first choice of consumers for wireless communications in the mid-sized and rural markets it serves. In order to achieve this goal, the Company:

    - positions itself as a local company, focusing on building strong relationships with its customers;

    - utilizes a multi-channel distribution system that allows access to many market segments;

    - has built its retail channel of distribution to nearly 400 access points, primarily stores and kiosks, to make the Company more accessible to consumers;

    - plans to continue investing in infrastructure and technology in order to provide larger areas of portable coverage for its customer base and deliver new features and functionality; and

    - strives to continuously improve customer satisfaction by enhancing service offerings and delivery systems.

    These strategies are designed to increase the Company's revenues and maximize long-term profitability by increasing market penetration and capitalizing on the benefits of the Company's clustered markets.

These benefits include (i) economies in the construction and operation of the Company's wireless telephone network; (ii) increased brand awareness and improved efficiency of the Company's sales and marketing efforts; and (iii) increased customer satisfaction resulting from the larger local service area offered to customers.

    Over the past few years, the Company has increased its rate of market penetration by expanding its clusters and building out its wireless telephone network. This increase in penetration, along with the increase in the number of cell sites serving the Company's markets and industry-wide growth in the number of wireless customers, has led to significant increases in the Company's revenues.

    As a result of growth in revenues and improved operating efficiencies, the Company has significantly increased its operating cash flows and has generated operations-driven net income since 1993. The Company anticipates that it will continue to increase its customer base and revenues through internal growth over the next few years. Additionally, it may, from time to time, be able to further expand its clusters through strategic trades or acquisitions.

    The Company believes that its strategies employed to meet existing competition will also be effective against new wireless service providers. Companies with Personal Communications Services ("PCS") licenses have begun to offer their products and services in several of the Company's service areas. The Company has prepared for this new competitive environment by improving and expanding its wireless coverage, offering new features, products and services to its customers and enhancing its training of associates. The Company intends to further capitalize on its incumbent position as a leading wireless provider in its markets by increasing revenues through aggressive customer acquisition and improving the retention rate of new and existing customers. Because of the limited amount of PCS competition to date, the Company has experienced little effect on its operations as a whole. The Company expects PCS operators to complete initial deployment of PCS across all of the Company's markets by the end of 1998.

    The Company is a majority owned subsidiary of TDS. The Company benefits from the extensive telecommunications industry experience of TDS. TDS owns in excess of 80% of the outstanding equity and in excess of 95% of the voting power of the Company, Aerial Communications, Inc., its PCS operation, and American Paging, Inc., its radio paging operation, and 100% of TDS Telecommunications Corporation, its landline telephone operation.

PROPOSED CREDIT FACILITY

    The Company is currently engaged in negotiations regarding a proposed $500,000,000 unsecured revolving credit facility. This proposed revolving credit facility would replace the Company's current revolving credit agreement with TDS, if and when this new facility has been established. The Company, however, has no immediate plans to borrow funds under the proposed credit facility.

                                USE OF PROCEEDS

    The Company intends to use the net proceeds from the sale of the Notes for the repayment of certain long-term indebtedness and for general corporate purposes, which may include working capital, capital expenditures and acquisitions. Pending application of the net proceeds for specific purposes, such proceeds may be invested in short-term or marketable securities. The long-term debt intended to be repaid consisted, as of June 30, 1997, of $92.1 million of vendor financing borrowed at a rate of 1.40% over the 90-day Commercial Paper Rate of high-grade, unsecured notes with various maturities due through 2003 and $60.3 million borrowed on an unsecured basis under the Company's current revolving credit agreement with TDS. Amounts borrowed under such revolving credit agreement bear interest at a floating rate of prime plus
 .75% and become due on January 2, 1999. See "Capitalization."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following summary consolidated financial information for each fiscal year in the five-year period ended December 31, 1996 and for the six-month periods ended June 30, 1997 and 1996, respectively, is derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto and the unaudited condensed consolidated financial statements and notes thereto incorporated by reference in this Prospectus Supplement. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The results for the six-month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full fiscal year.

                                               (UNAUDITED)
                                             SIX MONTHS ENDED
                                                 JUNE 30,                       YEAR ENDED DECEMBER 31,
                                           --------------------  -----------------------------------------------------
                                             1997       1996       1996       1995       1994       1993       1992
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING FINANCIAL DATA
Service revenues(1)(2)...................  $ 391,979  $ 304,647  $ 662,681  $ 464,555  $ 313,875  $ 199,834  $ 130,666
Equipment sales revenues.................     10,184      8,465     17,386     15,761     13,755     10,510      9,263
Operating income before depreciation and
  amortization and minority share........    127,191     93,594    196,205    132,213     82,839     36,371     16,934
Depreciation and amortization expense
  (3)....................................     61,592     51,751    108,839     89,458     65,454     45,027     29,639
Operating income (loss) before minority
  share..................................     65,599     41,843     87,366     42,755     17,385     (8,656)   (12,705)
Minority share of operating income.......     (7,248)    (5,421)   (13,743)    (7,902)    (5,152)    (3,496)    (2,615)
Operating income (loss)..................     58,351     36,422     73,623     34,853     12,233    (12,152)   (15,320)
Investment income, net of related
  amortization expense...................     35,355     21,754     50,127     38,744     25,627     16,005     11,859
Gain on sale of cellular and other
  investments(4).........................      8,237    124,996    132,718     83,494      3,321      4,851     31,396
Interest expense.........................     12,181     11,755     23,111     27,287     21,883     33,190     20,095
Income (loss) before income taxes........     89,563    174,420    241,569    132,234     21,310    (22,749)     8,181
Net income (loss)........................  $  50,160  $  92,442  $ 129,929  $  99,742  $  16,393  $ (25,441) $   6,194
Weighted Average Common and Series A
  Common Shares (000s)...................     86,211     85,926     86,041     84,023     79,514     57,152     57,778
Earnings (loss) per Common and Series A
  Common Share...........................  $     .58  $    1.08  $    1.51  $    1.19  $     .21  $    (.45) $     .11
Additions to property, plant and
  equipment..............................  $ 144,097  $  98,187  $ 219,370  $ 200,554  $ 158,208  $  84,889  $  53,325
Ratio of earnings to fixed charges(5)....       6.15x     13.11x      8.81x      4.30x      1.49x       .17x      1.24x

                                           (UNAUDITED)
                                            JUNE 30,                        DECEMBER 31,
                                           -----------  -----------------------------------------------------
                                              1997        1996       1995       1994       1993       1992
                                           -----------  ---------  ---------  ---------  ---------  ---------
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Working capital..........................   $ (31,261)  $ (17,835) $ (25,323) $ (33,813) $ (28,386) $ (17,827)
Property, plant and equipment, net.......     745,671     650,754    530,027    368,181    246,414    158,948
Investments:
  Cellular entities......................     204,030     186,791    134,421     99,495     90,104     86,406
  Licenses, net of amortization..........   1,064,328   1,044,141  1,035,846    947,399    824,491    547,171
  Marketable equity securities...........      --          --         --         20,145     17,584     18,210
Total assets.............................   2,235,642   2,085,899  1,880,144  1,534,787  1,245,396    855,579
Revolving Credit Agreement- TDS..........      60,303      --         --        232,954    141,524    265,766
Long-term debt, excluding current
  portion:
  Vendor financing.......................      68,553      80,589     98,656     53,381     45,632     55,960
  Subordinated convertible
    debentures...........................     257,610     250,107    235,750     --         --         --
  Other..................................      --          --         --          4,310      5,498        685
Common shareholders' equity..............   1,530,116   1,476,202  1,329,454  1,093,967    940,128    450,984

------------------------------

(1) Beginning on January 1, 1997, the Company changed its financial reporting presentation for certain credits given to customers on their monthly bills. As of that date, the Company reported the foregone revenues resulting from these credits as a reduction of local retail revenue. Prior to that date, these foregone revenues were reported as marketing and selling expense (for new customers) and general and administrative expense (for current customers). 1993-1996 amounts have been reclassified to conform to 1997 presentation.

(2) Beginning on January 1, 1994, the Company changed its financial reporting presentation for outbound, or pass-through, roaming revenue. Pass-through roaming revenue is now treated as an offset to the expense charged by other cellular carriers, with the net amount included in system operations expense. 1992-1993 amounts have been reclassified to conform to 1994 presentation.

(3) Represents depreciation and amortization expense included in Operating Expenses in the Consolidated Statements of Operations.

(4) Gain of $8.2 million for six months ended June 30, 1997 reflects the sales of one majority-owned market partition and one minority interest. Gain of $125.0 million for six months ended June 30, 1996 reflects the sales of eight majority-owned markets, one market partition and one minority interest; an exchange of markets; and the settlement of two separate legal matters. Gain of $132.7 million in 1996 reflects the sales of eight majority-owned markets, one market partition and two minority interests; an exchange of markets; and the settlement of two separate legal matters. Gain of $83.5 million in 1995 reflects the sales of six majority-owned markets and six minority interests, an exchange of markets and the sale of certain marketable equity securities. Gain of $3.3 million in 1994 reflects an exchange of minority interests. Gain of $4.9 million in 1993 reflects the sales of two minority interests. Gain of $31.4 million in 1992 reflects the sales of one majority-owned market and one minority interest and an exchange of cellular interests.

(5) For the computation of the earnings ratio: (i) earnings consist of net income from continuing operations before income taxes, distributions from minority subsidiaries, minority share in income of subsidiaries that have fixed charges and amortization of capitalized interest, less equity in undistributed earnings of unconsolidated investments and minority share of losses; and (ii) fixed charges consist of interest expense and estimated interest portion of rentals.

                             SUMMARY OPERATING DATA

    The following table is a summary of the Company's markets and consolidated operations.

                                                  SIX MONTHS ENDED
                                                   OR AT JUNE 30,                YEAR ENDED OR AT DECEMBER 31,
                                                  -----------------  -----------------------------------------------------
                                                        1997           1996       1995       1994       1993       1992
                                                  -----------------  ---------  ---------  ---------  ---------  ---------
MAJORITY-OWNED AND MANAGED
  (CONSOLIDATED) MARKETS:(1)
  Total population (in thousands)(2)............         21,844         21,712     22,309     21,314     19,383     15,014
  Customers (in thousands)......................          1,263          1,073        710        421        261        151
  Market penetration at end of period...........          5.78%          4.94%      3.18%      1.98%      1.35%      1.00%
  Markets in operation..........................            132            131        137        130        116         92
  Cell sites in service.........................          1,485          1,328      1,116        790        522        320
  Average monthly revenue per customer(3).......            $56            $64        $71        $79        $83        $88
  Churn rate per month..........................           1.9%           1.9%       2.1%       2.3%       2.3%       2.4%
  Marketing cost per net customer addition(3)...           $540           $505       $515       $634       $632       $765
TOTAL MARKETS MANAGED AND TO BE MANAGED BY THE
  COMPANY:......................................
  Population equivalents (in thousands)(4)......         22,701         20,890     20,743     21,974     21,020     18,682
  Markets.......................................            142            141        140        150        144        129
MARKETS MANAGED BY OTHERS:(5)
  Population equivalents (in thousands)(4)......          2,953          4,501      3,990      3,745      3,547      3,642
  Markets in operation..........................             49             66         61         57         61         64
TOTAL MARKETS:
  Population equivalents (in thousands)(4)......         25,654         25,391     24,733     25,719     24,567     22,324
  Markets.......................................            191            207        201        207        205        193

------------------------------

(1) Includes two markets managed by third parties in 1994 and one in 1993 and 1992, and one wholly owned reseller operation in 1992.

(2) Based on the Donnelley Marketing Service estimates for the respective years (1996 estimates used at June 30, 1997).

(3) 1996-1993 average monthly revenue per customer and marketing cost per net customer addition have been reclassified to conform to 1997 presentation. See Footnote 1 under "Summary Consolidated Financial Information."

(4) 1996 Donnelley Marketing Services estimates are used for all years. Includes population equivalents relating to interests which are acquirable or to be divested in the future.

(5) Represents markets in which the Company owns or has the right to acquire or divest a minority interest and which are managed by others.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at June 30, 1997 on an actual basis and on a pro forma basis after giving effect to the sale of the Notes and the repayment of indebtedness with certain of the proceeds therefrom as described in "Use of Proceeds" in this Prospectus Supplement.

                                                                                              JUNE 30, 1997
                                                                                        --------------------------
                                                                                           ACTUAL      PRO FORMA
                                                                                        ------------  ------------
                                                                                          (DOLLARS IN THOUSANDS)
Current portion of long-term debt(1)..................................................  $     23,532  $    --
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Long-term debt:
  Revolving credit agreement--TDS(2)..................................................  $     60,303  $    --
  Vendor financing, excluding current portion(1)......................................        68,553       --
  LYONs(3)............................................................................       257,610       257,610
  7 1/4% Notes due 2007...............................................................       --            250,000
                                                                                        ------------  ------------
    Total long-term debt..............................................................       386,466       507,610
                                                                                        ------------  ------------
Minority interest.....................................................................        55,839        55,839
Common shareholders' equity(4):
  Common Shares, $1.00 par value, authorized 140,000,000 shares; issued and
    outstanding 53,176,502 shares(5)..................................................        53,177        53,177
  Series A Common Shares, $1.00 par value, authorized 50,000,000 shares; issued and
    outstanding 33,005,877 shares(5)..................................................        33,006        33,006
  Additional paid-in capital..........................................................     1,248,760     1,248,760
  Retained earnings...................................................................       195,173       195,173
                                                                                        ------------  ------------
    Total common shareholders' equity.................................................     1,530,116     1,530,116
                                                                                        ------------  ------------
    Total capitalization..............................................................  $  1,972,421  $  2,093,565
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------------------
(1) Reflects the actual amount outstanding at June 30, 1997 under an Amended and Restated Term Loan Agreement, dated December 22, 1994 (the "Vendor Financing Agreement"), between the Company and NTFC Capital Corporation. Loans under the Vendor Financing Agreement bear interest at a rate equal to a 90-day commercial paper rate plus 1.40%. At June 30, 1997, a total of $92.1 million of borrowings were outstanding under the Vendor Financing Agreement. This entire amount is intended to be repaid with a portion of the net proceeds from the offering of the Notes.

(2) Reflects the actual amount outstanding at June 30, 1997 under the Company's current revolving credit agreement with TDS. Loans under such revolving credit agreement bear interest at a floating rate of prime plus three-fourths of one percent and any amounts outstanding are due and payable on January 2, 1999. This entire amount is intended to be repaid with a portion of the net proceeds from the offering of the Notes.

(3) The LYONs are zero coupon subordinated convertible debentures, due 2015, which accrete interest at 6% annually, but do not require current cash payments of interest. The amount of LYONs outstanding is net of unamortized discount of $487.4 million.

(4) The LYONs are convertible into 6,158,750 Common Shares of the Company. Pro Forma Common Shareholders' Equity does not reflect any such conversion of LYONs into Common Shares of the Company.

(5) TDS owned an aggregate of 69,747,348 shares of common stock of the Company (including all of the Series A Common Shares outstanding) at June 30, 1997, representing 80.9% of the combined total of the Company's outstanding common stock and 95.7% of their combined voting power.

                           CERTAIN TERMS OF THE NOTES

    The Notes will be issued under an Indenture dated as of July 31, 1997 (the "Indenture") between the Company and The First National Bank of Chicago, as Trustee. The Indenture constitutes the Indenture described in the accompanying Prospectus and the Notes constitute Debt Securities described in the accompanying Prospectus. The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions set forth in the Prospectus, to which description reference is hereby made. References to "the Company" in this section, unless the context indicates otherwise, are to United States Cellular Corporation and not its subsidiaries or any other entities in which it holds an interest.

GENERAL

    The Notes will mature on August 15, 2007, and will be limited to $250,000,000 aggregate principal amount. Each Note will bear interest at the rate per annum stated on the cover page hereof from August 26, 1997 or from the most recent interest payment date to which interest has been paid, payable semi-annually on February 15 and August 15 of each year (each such date being referred to herein as an "Interest Payment Date"), commencing February 15, 1998, to the person in whose name a Note is registered at the close of business on February 1 or August 1, as the case may be, preceding such Interest Payment Dates. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    The Notes will be unsecured and will be PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company. However, because the Company is a holding company which conducts substantially all of its operations through subsidiaries, the right of the Company, and hence the right of creditors of the Company (including the holders of the Notes), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

    The Indenture provision described under "Description of Debt Securities-- Defeasance and Discharge" in the accompanying Prospectus will be applicable to the Notes. The Indenture does not contain any covenants or other provisions applicable to the Notes which might afford beneficial owners of Notes protection in the event of a highly leveraged transaction, change in credit rating of the Notes or other similar occurrence.

    The Notes will not be entitled to any sinking fund.

OPTIONAL REDEMPTION

    The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after August 15, 2004, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest thereon, if any, to the date of redemption.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

    In case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

GLOBAL NOTES

    The Company has established a depositary arrangement with The Depository Trust Company (the "Depositary") with respect to the Notes, the terms of which are summarized below.

    Upon issuance, all Notes will be represented by Global Notes. The Global Notes representing the Notes will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Notes may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

    So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be the sole Holder of the Notes represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the Beneficial Owners (as defined below) of the Global Notes representing the Notes will not be entitled to receive physical delivery of certificated Notes and will not be considered the holders thereof for any purpose under the Indenture, and no Global Note representing the Notes shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant, on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Note or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note representing the Notes.

    The Global Notes representing the Notes will be exchangeable for certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes, (ii) the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the Company in its sole discretion determines that the Global Notes shall be exchangeable for certificated Notes or (iv) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes. Upon any such exchange, the certificated Notes shall be registered in the names of the Beneficial Owners of the Global Notes representing the Notes, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Trustee.

    The following is based on information furnished by the Depositary:

        The Depositary will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). Fully registered Global Notes will be issued for the Notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary.

    The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes to Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission (the "Commission").

        Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Notes representing the Notes will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

        To facilitate subsequent transfers, all Global Notes representing the Notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Notes with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedure, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

        Principal, premium, if any, and/or interest, if any, payments on the Global Notes representing the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the

    Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated Notes are required to be printed and delivered.

        The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, certificated Notes will be printed and delivered.

    The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company assumes no responsibility for the accuracy thereof.

    A further description of the Depositary's procedures with respect to the Global Notes representing the Notes is set forth in the accompanying Prospectus under "Description of Debt Securities--Registered Global Securities."

THE TRUSTEE

    The First National Bank of Chicago is the Trustee under the Indenture. The Company maintains normal banking relations with The First National Bank of Chicago.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation and Salomon Brothers Inc (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters and each of the Underwriters severally has agreed to purchase from the Company the aggregate principal amount of the Notes set forth opposite its name below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

             UNDERWRITER                                                                PRINCIPAL AMOUNT
--------------------------------------------------------------------------------------  ----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................................................................   $  125,000,000
Credit Suisse First Boston Corporation................................................       62,500,000
Salomon Brothers Inc..................................................................       62,500,000
                                                                                        ----------------
          Total.......................................................................   $  250,000,000
                                                                                        ----------------
                                                                                        ----------------

    The Underwriters have advised the Company that they propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .4% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    There is no public trading market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

    If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the

Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    From time to time the Underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, the Company and its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Sidley & Austin, Chicago, Illinois, and certain legal matters will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois. Stephen P. Fitzell and Sherry S. Treston; Secretary and Assistant Secretary, respectively, of the Company are partners of Sidley & Austin. Walter C.D. Carlson, a director of the Company and TDS, and a trustee and beneficiary of the voting trust which controls TDS and the Company, is a partner of Sidley & Austin. Michael G. Hron and William S. DeCarlo, the Secretary and Assistant Secretary of TDS, respectively, are partners of Sidley & Austin. Mayer, Brown & Platt from time to time acts as counsel in certain matters for the Company, TDS and members of the Carlson family. Debora de Hoyos, the spouse of Walter C.D. Carlson and a director of American Paging, Inc., a publicly traded subsidiary of TDS, is a partner of Mayer, Brown & Platt.

PROSPECTUS

                                     [LOGO]

                       UNITED STATES CELLULAR CORPORATION
                                  $400,000,000
                                DEBT SECURITIES
                                ----------------

    United States Cellular Corporation ("USM") may from time to time offer debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") at an aggregate initial offering price not to exceed U.S. $400,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies. The Debt Securities may be offered in one or more series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth with regard to the series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") the specific designation, aggregate principal amount, original issue discount, if any, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of USM or the holder, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price and any other terms in connection with the offering and sale of the Offered Securities.

    The Debt Securities may be issued in registered form, in bearer form with coupons attached or both. In addition, all or a portion of the Debt Securities of any series may be issuable in temporary or permanent registered global form which will be exchangeable only under certain conditions for definitive Debt Securities.

    USM may sell Debt Securities to or through underwriters or dealers, and also may sell Debt Securities to other purchasers directly or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Offered Securities, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents. See "Plan of Distribution."
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

    This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement applicable to the Offered Securities.

                            ------------------------

                 The date of this Prospectus is August 6, 1997.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

    USM is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; New York Regional Office, Public Reference Room, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. USM's Common Shares are listed on the American Stock Exchange, and reports, proxy statements and other information concerning USM may be inspected at the office of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006. The Company is subject to the electronic filing requirements of the Commission. Accordingly, pursuant to the rules and regulations of the Commission, certain documents, including annual and quarterly reports and proxy statements, filed by the Company with the Commission have been and will be filed electronically. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

    This Prospectus constitutes a part of a Registration Statement filed by USM with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to USM and the Debt Securities. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents heretofore filed by USM with the Commission under the Exchange Act are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and (c) the Company's Current Report on Form 8-K dated February 4, 1997.

    All documents filed by USM pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS THERETO) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED, FROM EXTERNAL REPORTING, UNITED STATES CELLULAR CORPORATION, 8410 WEST BRYN MAWR AVENUE, SUITE 700, CHICAGO, ILLINOIS 60631 (TELEPHONE 773-399-8900).

    This Prospectus and the accompanying Prospectus Supplement contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties; therefore, actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

    Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which the Company operates; advances in telecommunications technology; changes in the telecommunications regulatory environment; pending and future litigation; availability of future financing; start-up of Personal Communications Services operations; and unanticipated changes in growth in cellular customers, penetration rates, churn rates and the mix of products and services offered in the Company's markets. Readers should evaluate any statements in light of these important factors.

                                  THE COMPANY

    United States Cellular Corporation and its subsidiaries (the "Company") own, operate and invest in cellular telephone systems throughout the United States. The Company's managed markets are operated as market clusters, which have been developed over a period of several years, primarily through acquisitions and exchanges for controlling interests in cellular markets. The Company seeks to position itself as the first choice of consumers for wireless communications in the mid-sized and rural markets it serves. The Company's objectives are to grow revenues and maximize long-term profitability by increasing market penetration and by capitalizing on the benefits of its clustered markets.

    The Company was incorporated in Delaware in 1983 and is a majority owned subsidiary of Telephone and Data Systems, Inc. ("TDS"). Its executive offices are located at 8410 West Bryn Mawr Avenue, Suite 700, Chicago, Illinois 60631. Its telephone number is 773-399-8900.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, including working capital, the repayment or refinancing of indebtedness, future acquisitions and/or capital expenditures. Pending application of the net proceeds for specific purposes, such proceeds may be invested in short-term or marketable securities.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the historical ratios of earnings to fixed charges for the Company for the three months ended March 31, 1997 and for each of the years ended December 31, 1992 through 1996.

 (UNAUDITED) THREE                  YEAR ENDED DECEMBER 31,
MONTHS ENDED MARCH   -----------------------------------------------------
     31, 1997          1996       1995       1994       1993       1992
-------------------  ---------  ---------  ---------  ---------  ---------
       3.84x              8.81x      4.30x      1.49x       .17x      1.24x

    For purposes of calculating this ratio, earnings consist of net income from continuing operations before income taxes, distributions from minority subsidiaries, minority share in income of subsidiaries that have fixed charges and amortization of capitalized interest, less equity in undistributed earnings of unconsolidated investments, and minority share of losses. Fixed charges consist of interest expense and estimated interest portion of rentals.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will be issued under an Indenture dated as of July 31, 1997 (the "Indenture") between USM and The First National Bank of Chicago, as Trustee (the "Trustee"), the form of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definitions of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities. References to "USM" in this section, unless the context indicates otherwise, are to United States Cellular Corporation and not its subsidiaries or any other entities in which it holds an interest.

GENERAL

    The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. Special United States federal income tax considerations applicable to any Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits USM to increase the principal amount of any series of Securities previously issued and to issue such increased principal amount. (Section 2.3)

    The Prospectus Supplement will set forth the following terms relating to the Offered Securities: (1) the specific designation of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates, if any, on which the Offered Securities will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will be payable and the Record Dates for any interest payable on the Offered Securities which are Registered Securities; (5) original issue discount, if any; (6) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of USM or otherwise; (7) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (8) whether the Offered Securities will be issuable in the form of one or more temporary or permanent Global Securities and, if so, the identity of the Depositary for such Global Securities; (9) the denominations of $1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denominations of $1,000 and $5,000; (10) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (11) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (12) certain United States federal income tax consequences, if applicable; and (13) any other terms of the Offered Securities (which terms shall not adversely affect the interests of any Holders of Securities then Outstanding), including additions to or deletions from the covenants and events of default with respect to the Offered Securities.

    Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. United States federal income tax consequences and other special considerations applicable to any such discounted Securities or to other Securities offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.
    The Securities and any coupons appertaining thereto will be unsecured and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of USM. However, since USM is a holding company, the right of USM, and hence the right of the creditors of USM (including the Holders of Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of USM as a creditor of such subsidiary may be recognized. There is no restriction in the Indenture against subsidiaries of USM incurring secured or unsecured indebtedness or issuing secured or unsecured securities. The ability of USM to make payments of principal and interest on the Debt Securities will be dependent upon the payment to it by its subsidiaries of dividends, distributions, loans or advances.

    The Indenture does not contain covenants or other provisions designed to afford Holders of Securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

EXCHANGE AND TRANSFER

    Securities may be presented for exchange and registered Securities may be presented for registration of transfer at the offices, and subject to the restrictions, set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Indenture. USM has appointed the Trustee as Security Registrar. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Sections 2.8 and 3.2)

PAYMENT

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Securities (other than a Registered Global Security) in registered form will be made at the office or agency of the Trustee in the Borough of Manhattan, The City of New York, except that, at the option of USM, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1 and 3.2) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Securities in registered form will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Record Date for such interest payments. (Section 2.7)

REGISTERED GLOBAL SECURITIES

    The registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be deposited with a Depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 2.8)

    The specific terms of the depositary arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. USM anticipates that the following provisions will apply to all depositary arrangements:

    Upon the issuance of a Registered Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depositary ("participants") as shall be designated by the underwriters or agents participating in the distribution of such Securities or by USM if such Securities are offered and sold directly by USM. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. Such depositary arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

    So long as the Depositary for a Registered Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

    Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Registered Global Security. None of USM, the Trustee or any paying agent for Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

    USM expects that the Depositary for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of such Registered Global Security as shown on the records of such Depositary or its nominee. USM also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

    If the Depositary for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by USM within 90 days, USM will issue Securities of such series in definitive form in exchange for such Registered Global Security. In addition, USM may at any time and in its sole discretion determine not to have the Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Securities of such series.

CERTAIN COVENANTS OF USM

    Under the Indenture, USM has agreed that it will not engage in certain transactions, as described below.

    LIMITATION ON SECURED DEBT. USM will not create or incur any Secured Debt without in either case effectively providing that Debt Securities (together with, if USM shall so determine, any other Debt of or guaranteed by USM ranking equally with the Debt Securities) shall be secured equally and ratably with (or, at the option of USM, prior to) such Secured Debt, with certain stated exceptions. These exceptions permit (a) Secured Debt (i) in respect of Liens on property existing at the time such property is acquired by USM, (ii) in respect of Liens created upon or within 270 days following the acquisition or construction of property (including any improvements to existing property) to secure the payment of all or part of the purchase price thereof, or (iii) incurred by USM prior to, at the time of or within 270 days following the acquisition of property which is subject to a related Lien, which Secured Debt is incurred for the purpose of financing all or part of the purchase price thereof, provided that no such Lien applies to any property theretofore owned by USM (including property transferred by USM to any subsidiary of USM in contemplation of or in connection with the creation of such Lien) or to any property of USM other than the property so acquired (other than, in the case of construction or improvement, any theretofore unimproved real property or portion thereof on which the property so constructed, or the improvement, is located);
(b) Secured Debt in respect of Liens on property of a Person (i) existing at the time such Person is merged into or consolidated with USM or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to USM, (ii) resulting from such merger, consolidation, sale, lease or disposition by virtue of any Lien on property granted by USM prior to such merger, consolidation, sale, lease or disposition (and not in contemplation thereof or in connection therewith) which applies to after-acquired property of USM or (iii) resulting from such merger, consolidation, sale, lease or disposition pursuant to a Lien or contractual provision granted or entered into by such Person prior to such merger, consolidation, sale, lease or disposition (and not at the request of USM); PROVIDED, HOWEVER, that any such Lien referred to in clause (i) shall not apply to any property of USM other than the property subject thereto at the time such Person or properties were acquired and any such Lien referred to in clause (ii) or (iii) shall not apply to any property of USM other than the property so acquired; (c) Liens existing at the date of the Indenture; (d) Liens in favor of a government or governmental entity to secure partial progress, advance or other payments, or other obligations, or to secure any Debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject thereto (including, without limitation, Liens incurred in connection with industrial revenue, pollution control, private activity bond or similar financing); (e) Liens arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which Lien is required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege, franchise, license or permit; (f) Liens for taxes, assessments or governmental charges or levies not yet delinquent or governmental charges or levies already delinquent, the validity of which charge or levy is being contested in good faith and for which any reserves required in accordance with generally accepted accounting principles have been established; (g) Liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed and for which any reserves required in accordance with generally accepted accounting principles have been established; and (h) Secured Debt secured by any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Liens referred to in the foregoing clauses (a) to (g), inclusive (provided that the principal amount of Secured Debt secured thereby does not exceed the principal amount of such Debt immediately prior to such extension, renewal or replacement, and that any Lien created in connection therewith is limited to all or part of the property (plus improvements to such property) which secured the Secured Debt so extended, renewed or replaced). (Section 3.6)

    The foregoing restrictions do not apply if, immediately after the incurrence of such Secured Debt (giving effect to the application of the proceeds therefrom), the aggregate principal amount of Secured Debt (other than Secured Debt described in clauses (a) to (h), inclusive, of the immediately preceding paragraph), plus the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions the proceeds of which are or will be applied as described in clauses (a) to (e) inclusive, under "Limitation on Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Capitalization. (Sections 1.1 and 3.6)

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. USM will not enter into any Sale and Leaseback Transaction unless immediately after the completion of such Sale and Leaseback Transaction (giving effect to the application of the proceeds therefrom), the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions described in clauses (a) to (e), inclusive, of the immediately succeeding paragraph), plus the aggregate principal amount of Secured Debt (other than Secured Debt described in clauses (a) to (h), inclusive, under "Limitation on Secured Debt" above), would not exceed 10% of Consolidated Capitalization. (Section 3.7)

    The foregoing restrictions do not apply to, and there shall be excluded in computing the aggregate amount of Capitalized Rent for the purpose of such restrictions, the following Sale and Leaseback Transactions: (a) any Sale and Leaseback Transaction entered into to finance the payment of all or any part of the purchase price of property acquired or constructed by USM (including any improvements to existing property) or entered into prior to, at the time of or within 270 days after the acquisition or construction of such property, which Sale and Leaseback Transaction is entered into for the purpose of financing all or part of the purchase or construction price thereof; PROVIDED, HOWEVER, that in the case of any such acquisition, such Sale and Leaseback Transaction shall not involve any property transferred by USM to a subsidiary thereof in contemplation of or in connection with such Sale and Leaseback Transaction or involve any property of USM other than the property so acquired (other than, in the case of construction or improvement, any theretofore unimproved real property or portion thereof on which the property so constructed, or the improvement, is located); (b) any Sale and Leaseback Transaction involving property of a Person existing at the time such Person is merged into or consolidated with USM or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to USM; (c) any Sale and Leaseback Transaction in which the lessor is a government or governmental entity and which Sale and Leaseback Transaction is entered into to secure partial progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the cost of constructing or improving the property subject to such Sale and Leaseback Transaction (including, without limitation, Sale and Leaseback Transactions incurred in connection with pollution control, industrial revenue, private activity bond or similar financing); (d) any

Sale and Leaseback Transaction involving the extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of a lease pursuant to a Sale and Leaseback Transaction referred to in the foregoing clauses (a) to (c), inclusive; PROVIDED, HOWEVER, that such lease extension, renewal or replacement shall be limited to all or any part of the same property leased under the lease so extended, renewed or replaced (plus improvements to such property); and (e) any Sale and Leaseback Transaction the net proceeds of which are at least equal to the fair value (as determined by the Board of Directors of USM) of the property leased pursuant to such Sale and Leaseback Transaction, so long as within 270 days of the effective date of such Sale and Leaseback Transaction, USM applies (or irrevocably commits to an escrow account for the purpose or purposes hereinafter mentioned) an amount equal to the net proceeds of such Sale and Leaseback Transaction to either (x) the purchase of other property having a fair value at least equal to the fair value of the property leased in such Sale and Leaseback Transaction and having a similar utility and function, or (y) the retirement or repayment (other than any mandatory retirement or repayment at maturity) of (i) Securities, (ii) other Funded Debt of USM which ranks prior to or on a parity with the Securities or
(iii) indebtedness of any subsidiary of USM maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such indebtedness is included in current liabilities) or preferred stock of any subsidiary of USM (other than any such indebtedness owed to or preferred stock owned by USM or any subsidiary of USM); PROVIDED, HOWEVER, that in lieu of applying an amount equivalent to all or any part of such net proceeds to such retirement or repayment (or committing such an amount to an escrow account for such purpose), USM may deliver to the Trustee Outstanding Securities and thereby reduce the amount to be applied pursuant to (y) of this clause (e) by an amount equivalent to the aggregate principal amount of the Securities so delivered. (Section 3.7)

CERTAIN DEFINITIONS

    "CAPITAL STOCK" means and includes any and all shares, interests, participations or other equivalents (however designated) of ownership in a corporation or other Person.

    "CAPITALIZATION" means with respect to a Person the total of (a) Funded Debt, (b) the par value or, in the case of Capital Stock with no par value, a value stated on the books, of all outstanding shares of Capital Stock, (c) the paid-in surplus and retained earnings (or minus the net surplus deficit, as the case may be), (d) deferred taxes and deferred investment tax credits, (e) Capitalized Rent, and (f) minority interests in subsidiaries of such Person.

    "CAPITALIZED RENT" means the present value (discounted semi-annually at a discount rate equal to the weighted average rate of interest borne by the Debt Securities then Outstanding) of the total net amount of rent payable for the remaining term of any lease of property by USM (including any period for which such lease has been extended); PROVIDED, HOWEVER, that no such rental obligation shall be deemed to be Capitalized Rent unless the lease resulted from a Sale and Leaseback Transaction. The total net amount of rent payable under any lease for any period shall be the total amount of the rent payable by the lessee with respect to such period but shall not include amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates, sewer rates and similar charges.

    "CONSOLIDATED CAPITALIZATION" means the Capitalization of USM and its Subsidiaries determined on a consolidated basis at the end of USM's then most recently reported fiscal year or quarter, as the case may be.

    "DEBT" means with respect to a Person all obligations of such Person for borrowed money and all such obligations of any other Person for borrowed money guaranteed by such Person.

    "FUNDED DEBT" means any Debt maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Debt is included in current liabilities).

    "LIEN" means any mortgage, pledge, security interest, lien, charge or other encumbrance.

    "OUTSTANDING" means, subject to certain exceptions, all Debt Securities issued under the Indenture, except those theretofore cancelled by the Trustee or delivered to it for cancellation, defeased in accordance with the Indenture, paid in full, or in respect of which substitute Debt Securities have been authenticated and delivered by the Trustee.

    "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "PROPERTY" means any directly-held interest of a Person in any kind of property or asset, whether real, personal or mixed and whether tangible or intangible, and includes Capital Stock of a subsidiary or other Person.

    "SALE AND LEASEBACK TRANSACTION" means any arrangement with any Person other than a Tax Consolidated Subsidiary providing for the leasing (as lessee) by USM of any property (except for temporary leases for a term, including any renewal thereof, of not more than three years (provided that any such temporary lease may be for a term of up to five years if (a) the Board of Directors of USM reasonably finds such term to be in the best interest of USM and (b) the primary purpose of the transaction of which such lease is a part is not to provide funds to or financing for USM)), which property has been or is to be sold or transferred by USM (i) to any subsidiary of USM in contemplation of or in connection with such arrangement or (ii) to such other Person.

    "SECURED DEBT" means Debt of USM secured by any Lien on property (including Capital Stock or indebtedness of subsidiaries of USM) owned by USM.

    "SUBSIDIARY" means a Person which is consolidated with USM in accordance with generally accepted accounting principles.

    "TAX CONSOLIDATED SUBSIDIARY" means a subsidiary of USM with which, at the time a Sale and Leaseback Transaction is entered into by USM, USM would be entitled to file a consolidated federal income tax return.

EVENTS OF DEFAULT

    The occurrence of any of the following events with respect to the Securities of any series will constitute an "Event of Default" with respect to the Securities of such series: (a) default for 30 days in the payment of any interest on any of the Securities of such series; (b) default in the payment of any of the principal of or the premium, if any, on any of the Securities of such series, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the deposit of any sinking fund payment in respect of any Securities of such series; (d) default for 90 days by USM in the observance or performance of any other covenant or agreement contained in the Indenture relating to the Securities of such series after written notice thereof as provided in the Indenture; (e) (i) an event of default occurs under any instrument under which there is outstanding, or by which there may be secured or evidenced, any indebtedness of USM for money borrowed (other than non-recourse indebtedness) which results in acceleration of, or non-payment at maturity (after giving effect to any applicable grace period) of such indebtedness in an aggregate amount exceeding the greater of $30,000,000 or 2% of Consolidated Capitalization, in which case USM shall immediately give notice to the Trustee of such acceleration or non-payment, and (ii) there shall have been a failure to cure such default or to discharge such indebtedness within ten days after notice thereof to USM by the Trustee or to USM and the Trustee by the Holders of at least 25% in aggregate principal amount of the Securities then Outstanding; PROVIDED that no such Event of Default described in this clause (e) shall exist as long as USM is contesting any such default or acceleration in good faith and by appropriate proceedings; or (f) certain events of bankruptcy, insolvency or reorganization relating to USM. (Section 5.1) Different Events of Default may be prescribed for the benefit of the Holders of a particular series of Securities and will be described in the Prospectus Supplement relating thereto.

    If an Event of Default due to a default in the payment of the principal of or the premium or interest, if any, on, or in the deposit of any sinking fund payment with respect to, any series of Securities shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of such series then Outstanding may declare the principal of all Securities of such series and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to a default in the observance or performance of any other covenant or agreement of USM contained in the Indenture and applicable to the Securities of one or more (but less than all) series then Outstanding shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class) may declare the principal of all Securities of each such affected series and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to a default in the observance or performance of any other covenant or agreement of USM contained in the Indenture applicable to all Securities then Outstanding or due to the acceleration or non-payment at maturity of certain indebtedness of USM shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of all Securities then Outstanding (voting as one class) may declare the principal of all Securities and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to certain acts of bankruptcy, insolvency or reorganization of USM shall have occurred and be continuing, the principal and interest on all the Securities then Outstanding shall thereby become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholders. Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of a majority in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a), (b) and (c) of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification of the Indenture" below. Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto. (Section 5.1)

    The Indenture provides that, subject to the duty of the Trustee to act with the requisite standard of care, in case a default with respect to a series of Securities shall have occurred and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Securities, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 5.6 and 6.2) Subject to such provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the Securities of each affected series then Outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such affected series. (Section 5.9)

    The Indenture provides that no Holder of Securities may institute any action against USM under the Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class) shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class). (Sections 5.6 and 5.9)

    The Indenture requires USM to furnish to the Trustee annually a statement as to the performance of USM's covenants under the Indenture. (Section 3.5) The Indenture provides that the Trustee may withhold notice to the Holders of the Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Securities of such series or as to sinking fund payments) if it considers such withholding to be in the interests of the Holders of the Securities of such series. (Section 5.11)

CONSOLIDATION, MERGER OR SALE OF ASSETS

    USM may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other entity if
(a) such entity assumes the obligations of USM under the Securities and the Indenture; (b)(i) such entity is organized and existing under the laws of the United States or any state thereof or the District of Columbia; or (ii) such entity is organized and existing under the laws of Canada, Japan, Australia, New Zealand, or certain specified European nations, or any political subdivision of any thereof and such entity undertakes to pay to the Holders of Securities any additional amounts as may be necessary in order that every net payment of principal of and interest, if any, on the Securities, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such Holder (except for a tax, assessment or charge imposed solely as a result of a connection between the recipient and the jurisdiction imposing such tax, assessment or charge) by reason of or as a result of such payment being made by an entity which is not an entity existing under the laws of the United States or any state thereof or the District of Columbia, will not be less than the amount provided for in the Securities to be then due and payable; (c) upon request by the Trustee, USM delivers to the Trustee certain certificates and opinions specified in the Indenture; (d) immediately after giving effect to such transaction (and treating any Secured Debt or Sale and Leaseback Transaction which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been incurred or entered into by such Person at the time of such transaction), no Event of Default (or event which, after notice or lapse of time or both, would be an Event of Default) shall exist and (e) upon such consolidation, merger, sale, lease or conveyance any property owned by USM immediately prior thereto would become subject to any Lien (unless such Lien would be permitted by the provisions described above under "Limitation on Secured Debt"), the Securities must be secured (together with, if USM shall so determine, any other Debt ranking equally with or prior to the Securities incurred, assumed or guaranteed by USM, whether then or thereafter existing) by a direct Lien on such property prior to all Liens other than any theretofore existing thereon. (Sections 9.1 and 9.2). The covenant phrase "substantially as an entirety" is not defined in the Indenture, and USM is unaware of an established meaning or quantification of the phrase under Illinois law, which is the law governing construction of the Indenture. A Holder may bear the burden of establishing the meaning of the phrase "substantially as an entirety."

MODIFICATION OF THE INDENTURE

    The Indenture permits USM and the Trustee to enter into supplemental indentures without the consent of the Holders of the Securities to: (a) subject to compliance with USM's covenants described above under "Certain Covenants of USM--Limitation on Secured Debt", secure the Securities of one or more series,
(b) add guarantees with respect to the Securities of one or more series, (c) evidence the assumption by a successor Person of the obligations of USM under the Indenture and the Securities then Outstanding, (d) add covenants for the protection of the Holders of the Securities, (e) cure any ambiguity or correct any inconsistency in the Indenture, provided that no such action shall adversely affect the interests of the Holders of the Securities of any series, (f) establish the form and terms of the Securities of any series, (g) evidence the acceptance of appointment by a successor Trustee, (h) subject to compliance with certain requirements of the Indenture, provide for uncertificated Securities in addition to or in place of certificated Securities and (i) comply with any requirements of the Commission in connection with qualifying the Indenture under the Trust Indenture Act of 1939, as amended. (Section 8.1)

    The Indenture also permits USM and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Securities of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the Securities of each such affected series; PROVIDED, HOWEVER, that USM and the Trustee may not, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) extend the time of payment of the principal (or any installment) of any Security, or reduce the principal amount thereof, or reduce the rate, alter the method of computation of the rate or extend the time of payment of interest thereon, or reduce any amount payable on the redemption thereof, or change the currency in which the principal thereof or the interest thereon is payable, or reduce the amount payable on any Original Issue Discount Security upon acceleration or provable in bankruptcy, or alter certain provisions of the Indenture relating to Securities not denominated in United States dollars, or impair the right to institute suit for the enforcement of any payment on any Security when due; or (b) reduce the percentage in principal amount of the Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Indenture. (Section 8.2)

    Prior to the acceleration of the maturity of any Securities, the Holders of a majority in aggregate principal amount of the Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected.

DEFEASANCE AND DISCHARGE

    The Indenture provides that, at the option of USM, (a) USM will be discharged from any and all obligations in respect of the Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Securities of such series, to replace stolen, lost or mutilated Securities of such series, to maintain paying agencies, in the event that the Trustee is not the Security Registrar, to furnish the Trustee with the names and addresses of the Holders of Registered Securities of each series, to cause any successor Person substituted for USM in accordance with the Indenture to assume USM's obligations thereunder and with respect to the Securities, to comply with certain covenants described under "Consolidation, Merger or Sale of Assets" and to maintain the trust described below), or (b) USM need not comply with certain covenants of the Indenture (including certain of those described under "Certain Covenants of USM" and "Consolidation, Merger or Sale of Assets"), in each case if USM irrevocably deposits in trust with the Trustee money, and/or securities of the government which issued the currency in which the Securities of such series are payable or securities backed by the full faith and credit of such government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Securities of such series on the stated maturity of such Securities in accordance with the terms thereof. To exercise such option, USM is required, among other things, to deliver to the Trustee an opinion of independent counsel of nationally recognized standing in matters of federal income tax law to the effect that the exercise of such option would not cause the Holders of the Securities of such series to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion states that either (A) there has been a change in the applicable federal income tax law to the foregoing effect or (B) USM has received a private letter ruling from the Internal Revenue Service or there has been published a revenue ruling to the foregoing effect. (Section 10.1)

    In the event USM exercises its option to effect a covenant defeasance with respect to the Securities of any series as described in the preceding paragraph and the Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Trustee would be insufficient to pay amounts due on the Securities of such series at the time of their accelerated maturity, USM would remain liable for such amounts.

    If the Trustee or paying agent is unable to apply any money or Government Obligation in accordance with the foregoing provisions by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, USM's obligations under the Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to such provisions until such time as the Trustee or paying agent is permitted to apply all such money or Government Obligations in accordance therewith; PROVIDED, HOWEVER, that, if USM has made any payment of interest on or principal of any Securities because of the reinstatement of its obligations, USM shall be entitled, at its election,
(a) to receive from the Trustee or paying agent, as applicable, that portion of such money or Government Obligations equal to the amount of such payment or (b) to be subrogated to the rights of the Holders of such Securities to receive such payment from the money or Government Obligations held by the Trustee or paying agent.

GOVERNING LAW

    The Indenture and the Securities issued thereunder will be governed by the laws of the State of Illinois.

CONCERNING THE TRUSTEE

    The First National Bank of Chicago, the trustee under the Indenture, is one of a number of banks with which USM and its subsidiaries maintain ordinary banking relationships.

                              PLAN OF DISTRIBUTION

    USM may sell Debt Securities being offered hereby: (i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers.

    Offers to purchase Debt Securities may be solicited by agents designated by USM from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by USM to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If underwriters are utilized in the sale, USM will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. Any underwriters will acquire Debt Securities for their own account and may resell such Debt Securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by the managing underwriters. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby. If any underwriters are utilized in the sale of the Debt Securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Debt Securities will be obligated to purchase all such Debt Securities, if any are purchased.

    If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, USM will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

    Agents, underwriters and dealers may be entitled under agreements entered into with USM to indemnification by USM against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make in respect thereof. Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for USM in the ordinary course of business.

    Offers to purchase Debt Securities may be solicited directly by USM and sales thereof may be made by USM directly to institutional investors or others. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

    If so indicated in the Prospectus Supplement, USM will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from USM at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless USM otherwise agrees the aggregate principal amount of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of USM. Contracts will not be subject to any conditions except that the purchase by an institution of the Debt Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by USM.

    The place and time of delivery for the Debt Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Securities of the Company offered hereunder will be passed upon by Sidley & Austin, Chicago, Illinois. Stephen P. Fitzell and Sherry S. Treston, Secretary and Assistant Secretary, respectively, of the Company, are partners of Sidley & Austin. Walter C.D. Carlson, a director of the Company and TDS, and a trustee and beneficiary of the voting trust which controls TDS and the Company, is a partner of Sidley & Austin. Michael G. Hron, and William S. DeCarlo, the Secretary and Assistant Secretary of TDS, respectively, are partners of Sidley & Austin.

                                    EXPERTS

    The audited consolidated financial statements and schedule of United States Cellular Corporation incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports incorporated by reference herein. In their report, that firm states that with respect to certain limited partnership interests, their opinion is based on the reports of other independent accountants, namely Price Waterhouse LLP and Coopers & Lybrand L.L.P. The text of these reports is incorporated by reference in this Prospectus. The combined financial statements incorporated by reference in this Prospectus have been reviewed for compilation by Arthur Andersen LLP, as indicated in their report incorporated by reference herein. The reports of other independent accountants on the underlying financial statements which have been combined are incorporated by reference herein. The financial statements referred to above have been incorporated by reference in reliance on the reports of the various independent accountants given on the authority of such firms as experts in auditing and accounting in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company...............................................................   S-2
Use of Proceeds...........................................................   S-3
Summary Consolidated Financial Information................................   S-4
Summary Operating Data....................................................   S-5
Capitalization............................................................   S-6
Certain Terms of the Notes................................................   S-7
Underwriting..............................................................  S-11
Legal Matters.............................................................  S-12

                                   PROSPECTUS

Available Information.....................................................    2
Documents Incorporated by Reference.......................................    2
The Company...............................................................    3
Use of Proceeds...........................................................    3
Consolidated Ratios of Earnings to Fixed Charges..........................    4
Description of Debt Securities............................................    4
Plan of Distribution......................................................   14
Legal Matters.............................................................   15
Experts...................................................................   15

                                  $250,000,000

                                     [LOGO]

                             UNITED STATES CELLULAR
                                  CORPORATION

                                  7 1/4% NOTES
                              DUE AUGUST 15, 2007

                              -------------------

                             PROSPECTUS SUPPLEMENT

                              -------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                              SALOMON BROTHERS INC
                                AUGUST 21, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------